UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*



CC Media Holdings, Inc.
 (Name of Issuer)


Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)


12502P102
(CUSIP Number)


December 31, 2013
(Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 12502P102

13G/A

Page 2 of 12 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bain Capital (CC) IX, L.P.
       EIN No.:   20-8020230


2.
                                                                 (a)		[X]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b)		[   ]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.

SOLE VOTING POWER

555,556 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

555,556 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

555,556 Shares
10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.634%


12.

TYPE OF REPORTING PERSON
              PN




CUSIP No. 12502P102

13G/A

Page 3 of 12 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bain Capital CC Investors, L.P.
       EIN No.: 26-2127900


2.
                                                                 (a)		[X]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b)		[   ]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5.

SOLE VOTING POWER

58,967,502 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

58,967,502 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,967,502 Shares
10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

67.287 %


12.

TYPE OF REPORTING PERSON
              PN


Item 1(a).	Name of Issuer
       The name of the issuer to which this filing on Schedule 13G relates is CC Media Holdings, Inc. (the "Company").

Item 1(b). 	Address of Issuer's Principal Executive Offices
       The principal executive offices of the Company are located at 200 East Basse Road, San Antonio, TX 78209.

Item 2(a).	Name of Person Filing
       This statement is being filed on behalf of Bain Capital (CC) IX, L.P. ("Bain Fund IX") and Bain Capital CC Investors, L.P.
("Bain CC Investors" and together with Bain Fund IX, the "Reporting Persons" and each a "Reporting Persons").

       Bain Fund IX holds 50% of the limited liability company interests in Clear Channel Capital IV, LLC ("CC IV"), which directly holds 555,556 shares of the Issuer's Class B common stock. Subject to certain limitations set forth in the Issuer's Third Amended and Restated Certificate of Incorporation, each share of Class B common stock is convertible, at the election of the holder thereof, into one share of Class A common stock at any time. With respect to all matters upon which the Issuer's stockholders are entitled to vote, every holder of outstanding shares of the Issuer's Class A common stock will be entitled to cast one vote for each share of Class A common stock and every holder of outstanding shares of the Issuer's Class B common stock will be entitled to cast, for each share of Class B common stock, a number of votes equal to the number obtained by dividing
(i) the sum of total number of shares of Class B common stock outstanding as of the record date for such vote and the number of Class C common stock outstanding as of the record date for such vote by (ii) the number of shares of Class B common stock outstanding as of the record date for such vote. The shares directly held by CC IV may be deemed to be indirectly beneficially owned by Bain Fund IX, which holds 50% of the limited liability company interests in CC IV. Bain Capital Investors, LLC ("BCI"), is the general partner of Bain Capital Partners (CC) IX, L.P.
("BCP IX"), which is the general partner of Bain Fund IX, which holds 50% of the limited liability company interests in CC IV.
By virtue of these relationships, BCI may be deemed to share voting and dispositive power with respect to the shares of common stock held by Bain Fund IX. BCI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

       	Bain CC Investors owns 50% of the limited liability company interests in Clear Channel Capital V, L.P. ("CC V") which directly holds 58,967,502 shares of the Issuer's Class C common stock. Subject to certain limitations set forth in the Issuer's Third Amended and Restated Certificate of Incorporation, each share of Class C common stock is convertible, at the election of the holder thereof, into one share of Class A common stock at any time. Except as otherwise required by law, the holders of outstanding shares of Class C common stock will not be entitled to any votes upon any questions presented to the stockholders of the Issuer. The shares directly held by CC V may be deemed to be indirectly beneficially owned by Bain CC Investors, which holds 50% of the limited partnership interests in CC V. Bain CC Investors expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of
Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934. BCI is the sole member of Bain Capital CC Partners, LLC, which is the General Partner of Bain CC Investors, which holds
50% of the limited partnership interests in CC V. By virtue of these relationships, BCI may be deemed to share voting and dispositive power with respect to the shares of common stock held by Bain CC Investors.

Item 2(b).	Address of Principal Business Office or, if none, Residence
       The principal business address of each of the Reporting Persons is John Hancock Tower, 200 Clarendon Street, Boston MA 02116.

Item 2(c).	Citizenship
       Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities
The classes of equity securities of the Company to which this filing on
Schedule 13G/A relates are Class A Common Stock, par value $0.001 per share, Class B Common Stock, par value $0.001 per share and Class C Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e).	CUSIP Number
       The CUSIP number of the Company's Class A Common Stock is 12502P102.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [  ] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [  ] An investment adviser in accordance with
Section 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d 1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h) [  ] A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

  	[  ]  If this statement is filed pursuant to
	Section 240.13d-1(c), check this box.

Item 4.	Ownership
(a)	through (c):
The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G/A.

Item 5.	Ownership of Five Percent or Less of a Class
       Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
        Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which
Acquired the Security Being Reported on by the Parent Holding Company:
       Not Applicable.

Item 8.	Identification and Classification of Members of the Group
       Not Applicable.

Item 9.	Notice of Dissolution of Group
       Not Applicable.

Item 10. Certification
	Not Applicable



























SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

 Dated:  February 14, 2014


BAIN CAPITAL CC INVESTORS, L.P.

By:  Bain Capital CC Partners, LLC
Its:  General Partner
By:  Bain Capital Investors, LLC
Its:  Sole Member

			By:  /s/ Ian K. Loring
Name: Ian K. Loring
Title: Managing Director




BAIN CAPITAL (CC) IX, L.P.

By:  Bain Capital Partners (CC) IX, L.P.
Its:  General Partner
By:  Bain Capital Investors, LLC
Its:  General Partner

			By:  /s/ Ian K. Loring
Name: Ian K. Loring
Title: Managing Director























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